EXHIBIT 99.1

Westport Files Preliminary Short Form Base Shelf Prospectus To Replace Expired Base Shelf Prospectus

VANCOUVER, British Columbia, Aug. 15, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport") (TSX: WPRT / Nasdaq: WPRT) announces it has filed a preliminary short form base shelf prospectus (once filed in final form and received by the relevant Canadian securities regulatory authorities, the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, to replace its prior base shelf prospectus that expired on June 18, 2025.

The Shelf Prospectus, when made final, will allow Westport to offer up to USD$100,000,000 of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof (collectively, the "Securities") during the 25-month period that the Shelf Prospectus will be effective. The Shelf Prospectus will enable Westport to access new capital or issue securities in connection with strategic acquisitions if and when needed. The amount and timing of any future offerings or issuances will be based on the Company’s financial requirements and market conditions at that time.

Westport has also filed a corresponding shelf registration statement relating to the Securities with the United States Securities and Exchange Commission ("SEC") on Form F-3 (the "Registration Statement").

The specific terms of any future offering or issuance under the Shelf Prospectus and Registration Statement will be established at the time of such offering. There are currently no offerings or issuances planned under these filings. At the time any of the Securities covered by these filings are offered for sale, a prospectus supplement containing specific information about the terms of such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The Registration Statement has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy be accepted, prior to the issuance of a receipt for the final Shelf Prospectus and the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR+ at www.sedarplus.ca and a copy of the corresponding shelf registration statement is available on EDGAR at www.sec.gov.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively referred to as, “forward-looking statements”) that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the offer or issuance of securities.

We refer potential investors to the “Risk Factors” section of our annual information form dated March 31, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated March 31, 2025 under Westport’s public filings for additional risks regarding the conduct of our business and Westport. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@westport.com